Highlight Networks, Inc.
215 South Riverside Drive, Suite 12
Cocoa, FL 32922

October 18, 2010

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Highlight Networks, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 23, 2010
File No. 333-153575

Dear Mr. Spirgel:

By letter dated October 5, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Highlight Networks, Inc. (“Highlight” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s annual report (the “Annual Report”) on Form 10-K filed on September 23, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the fiscal year ended June 30, 2010

Item 9A(T) Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 10

1.
We refer to your assessment of financial control over financial reporting.  Please amend your Form 10-K to revise  the disclosure to provide a statement as to whether or not internal control over financial reporting is effective.  Refer to Item 308(T)(a)(3) of Regulation S-K.

RESPONSE: We have amended our Annual Report to state that our internal controls over financial reporting are effective as of June 30, 2010.

Exhibit 31.1 – Officer’s Certificate Pursuant to Section 302

Exhibit 31.2 - Officer’s Certificate Pursuant to Section 302

2.	Please amend your Form 10-K to provide the Certifications to conform with Item 601(B)(31) of Regulation S-K.

RESPONSE:  We have amended our Annual Report to conform the Certifications with Item 601(B)(31) of Regulation S-K.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Anthony Lombardo
Anthony Lombardo
President and Chief Executive Officer